UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Celyad Oncology SA

On May 5, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that its board of directors has approved the voluntary delisting of its American Depositary Shares representing ordinary shares (“ADSs”) from the Nasdaq Global Market, termination of its American Depositary Receipt facility and deregistration with the U.S. Securities and Exchange Commission (the “SEC”) upon satisfaction of the requirements for deregistration. The Company will continue to be listed on Euronext Brussels.

In connection with the intended delisting, the Company has given formal notice to The Nasdaq Stock Market of its intention to voluntarily delist its ADSs. In order to implement the delisting, the Company intends to file a Form 25 with the SEC on or about May 15, 2023. The delisting of the Company’s ADSs will take effect no earlier than ten days after the date of that Form 25 filing. The Company expects that as a result of this voluntary delisting, the last trading day of its ordinary shares on the Nasdaq Global Market will be on or about May 24, 2023.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on May 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: May 5, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer